UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2004


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                400 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 2K2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  Form 20-F     [X]             Form 40-F       [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes           [_]             No              [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On March 24, 2004, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the second fiscal quarter ended February 29, 2004. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the second fiscal quarter of the 2004 fiscal year. This press release and information relating to EXFO's financial condition and results of operations for the second fiscal quarter of the 2004 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           EXFO ELECTRO-OPTICAL ENGINEERING INC.


                           By: /s/ Germain Lamonde
                               ---------------------------------------
                               Name:   Germain Lamonde
                               Title:  President and Chief Executive Officer



Date:    March 31, 2004

[GRAPHIC OMITTED]
[LOGO - EXFO]

================================================================================
      1 800 683-3936   info@exfo.com  o  www.exfo.com
Tel:  1 418 683-0211
Fax:  1 418 683-2170



EXFO REPORTS SALES GROWTH OF 14.4% YEAR-OVER-YEAR AND 5.8%
QUARTER-OVER-QUARTER

o        SALES REACH US$16.9 MILLION IN THE SECOND QUARTER OF FISCAL 2004
o        GROSS MARGIN CLIMBS TO 55.4% FROM 51.0% IN THE PREVIOUS QUARTER
o        NET BOOK-TO-BILL RATIO AT 1.05

QUEBEC CITY, CANADA, March 24, 2004--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSX: EXF) reported today sales growth of 14.4% year-over-year and 5.8% quarter-over-quarter for the second quarter ended February 29, 2004.

Sales reached US$16.9 million in the second quarter of fiscal 2004 compared to US$14.8 million in the second quarter of 2003 and US$16.0 million in the first quarter of 2004. The net book-to-bill ratio was 1.05 for the second quarter of fiscal 2004 compared to 0.80 for the same period last year and 1.06 for the first quarter of 2004.

Gross margin amounted to 55.4% of sales in the second quarter of fiscal 2004 compared to 46.2% in the second quarter of 2003 and 51.0% in the first quarter of 2004.

GAAP net loss for the second quarter of fiscal 2004 totaled US$2.9 million, or US$0.04 per share, compared to a net loss of US$4.2 million, or US$0.07 per share, for the second quarter of 2003 and a net loss of US$2.0 million, or US$0.03 per share, for the first quarter of 2004.

"At the mid-point of our fiscal year, I am pleased with our execution as demonstrated by the trend in our gross margin, bookings, and already fourteen new product launches," said Germain Lamonde, Chairman, President and CEO of EXFO. "Our deep innovation pipeline, fuelled by steady R&D investments during the last three years, the strengthening of our datacom test solutions, and our positioning as an early technology provider of fiber-to-the-premises (FTTP) test solutions make me confident that we are on the right track to keep growing market share, as demonstrated in a recent market research report."


SEGMENTED RESULTS
(IN MILLIONS OF DOLLARS)
                                         SALES                         LOSS FROM OPERATIONS*
                        -----------------------------------------    --------------------------
                           Q2 2004        Q1 2004        Q2 2003        Q2 2004        Q1 2004
                        -----------    -----------    -----------    -----------    -----------
BUSINESS SEGMENT
Telecom Division           US$13.4       US$12.2         US$11.8     (US$2.4)        (US$2.4)
Photonics and Life
Sciences Division           US$3.5        US$3.8          US$3.0     (US$1.1)        (US$0.7)

* Segmented loss from operations is not available for comparative periods in fiscal 2003.

[GRAPHIC OMITTED]
[LOGO - EXFO]

================================================================================
      1 800 683-3936   info@exfo.com  o  www.exfo.com
Tel:  1 418 683-0211
Fax:  1 418 683-2170


SECOND-QUARTER BUSINESS HIGHLIGHTS

     o Among the new product introductions in the second quarter, EXFO launched a new line of handheld test instruments for the FTTP installation market, meeting the technical requirements established by leading standards bodies. The company also recognized revenue for existing products used in FTTP applications and continued working with lead customers to develop solutions for efficient network deployments along the last mile.

     o EXFO enhanced its protocol-layer product offering by launching its new Packet Blazer(TM) Ethernet test solution for central offices. In addition, the company introduced a new software feature set for its portable Packet Blazer module to improve test effectiveness and troubleshooting capabilities in the field. EXFO also is in the process of consolidating its protocol-layer operations in Montreal to accelerate product development.

     o Subsequent to the quarter end, Frost and Sullivan, an independent leading market research firm in the telecommunications industry, announced that EXFO had been named recipient of the 2004 Growth Strategy Excellence Award in recognition of its market-share growth in the fiber-optic test equipment market. Frost and Sullivan also confirmed EXFO's standing as the market leader for portable physical-layer test solutions in the network service provider market.

     o EXFO successfully closed a public offering of 5.2 million subordinate voting shares on a bought-deal basis for net proceeds of US$29.2 million (C$38.4 million), resulting in a cash position of US$85.8 million and still negligible debt at the end of the second quarter. This latest offering strengthens EXFO's position with regard to making potential acquisitions.

OPERATING EXPENSES

Selling and administrative expenses amounted to US$6.8 million, or 40.0% of sales, for the second quarter of fiscal 2004 compared to US$6.6 million, or 45.0% of sales, for the same period last year and US$5.9 million, or 36.7% of sales, for the first quarter of 2004.

Gross research and development expenses totaled US$4.3 million, or 25.4% of sales, in the second quarter of fiscal 2004 compared to US$4.4 million, or 29.9% of sales, in the second quarter of 2003 and US$3.6 million, or 22.4% of sales, in the first quarter of 2004.

BUSINESS OUTLOOK

EXFO forecasted sales between US$16.0 million and US$19.0 million and a GAAP net loss between US$0.06 and US$0.03 per share for the third quarter of fiscal 2004.

CONFERENCE CALL AND WEBCAST

EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the second quarter of fiscal 2004. To listen to the conference call and participate in the question period via telephone, dial 1-416-695-6120. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available between 7 a.m. and 11 p.m. until March 31, 2004. The replay number is 1-416-695-5275. The audio Webcast of the conference call will also be available on EXFO's Website at WWW.EXFO.COM, under the Investors section.

[GRAPHIC OMITTED]
[LOGO - EXFO]

================================================================================
      1 800 683-3936   info@exfo.com  o  www.exfo.com
Tel:  1 418 683-0211
Fax:  1 418 683-2170


ABOUT EXFO

EXFO is the recognized test and measurement expert in the global telecommunications industry through the design and manufacture of advanced and innovative solutions as well as best-in-class customer support. The Telecom Division, which represents the company's main business activity, offers fully integrated and complete test solutions to network service providers, system vendors and component manufacturers in approximately 70 countries. One of EXFO's strongest competitive advantages is its modular platform design, providing PC-based, Windows-centric test solutions that maximize technology reuse across several market segments. The Photonics and Life Sciences Division mainly leverages core telecom technologies to offer value-added solutions in high-tech industrial manufacturing and research sectors. For more information about EXFO, visit WWW.EXFO.COM.


FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the
U. S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including global geo-political, economic, competitive and market uncertainty and our ability to execute successfully in these uncertain conditions; capital spending levels in the telecommunications sector; market acceptance of new products and upcoming new products; limited visibility of customer orders and the timing thereof; the competitive landscape; and successful integration of our acquired and to-be-acquired companies. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U. S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document and shall not be revised or updated to reflect events after the date of this document.


                                      -30-

FOR MORE INFORMATION
Vance Oliver
Manager, Investor Relations
(418) 683-0211
vance.oliver@exfo.com
---------------------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                       INTERIM CONSOLIDATED BALANCE SHEET

                          (in thousands of US dollars)


                                                             AS AT        AS AT
                                                          FEBRUARY 29,  AUGUST 31,
                                                             2004          2003
                                                           ---------    ---------
                                                                (UNAUDITED)
ASSETS

CURRENT ASSETS
Cash                                                       $   3,566    $   5,366
Short-term investments (note 6)                               82,187       52,010
Accounts receivable
     Trade, less allowance for doubtful accounts of $644
         ($568 as at August 31, 2003)                          8,886        9,639
     Other                                                     1,645          834
Income taxes and tax credits recoverable                       4,023        6,003
Inventories (note 3)                                          17,069       15,602
Prepaid expenses                                               1,108        2,041
                                                           ---------    ---------

                                                             118,484       91,495

INCOME TAXES AND TAX CREDITS RECOVERABLE                       3,230        1,377

PROPERTY, PLANT AND EQUIPMENT                                 20,207       21,641

INTANGIBLE ASSETS                                             11,737       14,068

GOODWILL                                                      18,072       17,673
                                                           ---------    ---------
                                                           $ 171,730    $ 146,254
                                                           =========    =========
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 4)          $  11,282    $  12,026
Income taxes payable                                              --        2,200
Deferred revenue                                                 524          148
Current portion of long-term debt                                110          110
                                                           ---------    ---------

                                                              11,916       14,484

DEFERRED REVENUE                                                 761          352

DEFERRED GRANTS                                                  965        1,139

LONG-TERM DEBT                                                   400          453
                                                           ---------    ---------
                                                              14,042       16,428
                                                           ---------    ---------

CONTINGENCY (note 9)

SHAREHOLDERS' EQUITY

Share capital (note 6)                                       521,668      492,452
Contributed surplus                                            1,618        1,519
Cumulative translation adjustment                             11,083        7,643
Deficit                                                     (376,681)    (371,788)
                                                           ---------    ---------
                                                             157,688      129,826
                                                           ---------    ---------
                                                           $ 171,730    $ 146,254
                                                           =========    =========


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS

          (in thousands of US dollars, except share and per share data)

                                             THREE MONTHS       SIX MONTHS        THREE MONTHS        SIX MONTHS
                                                 ENDED             ENDED              ENDED              ENDED
                                          FEBRUARY 29, 2004  FEBRUARY 29, 2004  FEBRUARY 28, 2003  FEBRUARY 28, 2003
                                          -----------------  -----------------  -----------------  -----------------
SALES                                          $ 16,880          $ 32,842           $ 14,753           $ 32,501

COST OF SALES *                                   7,528            15,343              7,939             15,970
                                               --------          --------           --------           --------
GROSS MARGIN                                      9,352            17,499              6,814             16,531
                                               --------          --------           --------           --------

OPERATING EXPENSES
Selling and administrative *                      6,759            12,616              6,641             13,903
Net research and development * (note 7)           3,492             6,321              3,488              6,799
Amortization of property, plant and
     equipment                                    1,295             2,616              1,296              2,568
Amortization of intangible assets                 1,291             2,576              1,474              2,908
                                               --------          --------           --------           --------

TOTAL OPERATING EXPENSES                         12,837            24,129             12,899             26,178
                                               --------          --------           --------           --------

LOSS FROM OPERATIONS                             (3,485)           (6,630)            (6,085)            (9,647)

Interest  and other income                          514               670                294                550
Foreign exchange gain (loss)                        427               (43)              (737)              (710)
                                               --------          --------           --------           --------

LOSS BEFORE INCOME TAXES                         (2,544)           (6,003)            (6,528)            (9,807)
                                               --------          --------           --------           --------

INCOME TAXES (note 8)
Current                                             341            (1,110)               (79)             3,681
Future                                               --                --             (2,203)            (7,084)
                                               --------          --------           --------           --------

                                                    341            (1,110)            (2,282)            (3,403)
                                               --------          --------           --------           --------

NET LOSS FOR THE PERIOD                        $ (2,885)         $ (4,893)          $ (4,246)          $ (6,404)
                                               ========          ========           ========           ========

BASIC AND DILUTED NET LOSS PER SHARE           $  (0.04)         $  (0.08)          $  (0.07)          $  (0.10)

BASIC WEIGHTED AVERAGE NUMBER OF SHARES
     OUTSTANDING (000'S)                         64,129            63,594             62,998             62,678

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES
     OUTSTANDING (000'S) (note 10)               64,772            64,217             63,436             63,094

*  STOCK-BASED COMPENSATION COSTS
     INCLUDED IN: (note 2)
     Cost of sales                             $      8          $      8           $     --           $     --
     Selling and administrative                      54                59                 --                 --
     Net research and development                    22                22                 --                 --
                                               --------          --------           --------           --------

                                               $     84          $     89           $     --           $     --
                                               ========          ========           ======             ======


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF DEFICIT
                             AND CONTRIBUTED SURPLUS

                          (in thousands of US dollars)

 DEFICIT
                                                              SIX MONTHS         SIX MONTHS
                                                                 ENDED              ENDED
                                                             FEBRUARY 29,       FEBRUARY 28,
                                                                 2004               2003
                                                             ------------       ------------
 BALANCE - BEGINNING OF PERIOD                                $ (371,788)        $ (316,838)

 ADD
 Net loss for the period                                          (4,893)            (6,404)
                                                              ----------         ----------

 BALANCE - END OF PERIOD                                      $ (376,681)        $ (323,242)
                                                              ==========         ==========



 CONTRIBUTED SURPLUS
                                                              SIX MONTHS         SIX MONTHS
                                                                 ENDED              ENDED
                                                             FEBRUARY 29,       FEBRUARY 28,
                                                                 2004               2003
                                                             ------------       ------------

 BALANCE - BEGINNING OF PERIOD                                $    1,519         $    1,487

 ADD
 Premium on resale of share capital                                   10                 11
 Stock-based compensation plans (note 2)                              89                 --
                                                              ----------         ----------

 BALANCE - END OF PERIOD                                      $    1,618         $    1,498
                                                              ==========         ==========


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (in thousands of US dollars)

                                             THREE MONTHS       SIX MONTHS        THREE MONTHS        SIX MONTHS
                                                 ENDED             ENDED              ENDED              ENDED
                                          FEBRUARY 29, 2004  FEBRUARY 29, 2004  FEBRUARY 28, 2003  FEBRUARY 28, 2003
                                          -----------------  -----------------  -----------------  -----------------
 CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period                       $  (2,885)        $  (4,893)         $  (4,246)         $  (6,404)
Add (deduct) items not affecting cash
     Discount on short-term investments             101               332                  6                221
     Stock-based compensation costs                  84                89                 --                 --
     Amortization                                 2,586             5,192              2,770              5,476
     Future income taxes                             --                --             (2,203)            (7,084)
     Deferred revenue                               252               783                (32)              (306)
     Deferred grants                                (90)             (212)               (43)               (85)
Change in non-cash operating items
     Accounts receivable                          2,088               227              3,733              3,358
     Income taxes and tax credits                 1,231            (1,916)             5,336             10,641
     Inventories                                 (1,818)             (968)             1,788              3,983
     Prepaid expenses                               284               (62)                76                107
     Accounts payable and accrued
         liabilities                               (224)               61               (605)              (492)
                                              ---------         ---------          ---------          ---------

                                                  1,609            (1,367)             6,580              9,415
                                              ---------         ---------          ---------          ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments            (166,987)         (246,912)          (122,436)          (211,185)
Proceeds from disposal of short-term
     investments                                135,668           218,509            115,903            203,292
Additions to property, plant and equipment
     and intangible assets                         (171)             (576)              (367)            (2,016)
Business combination                                 --                --                (26)            (1,867)
                                              ---------         ---------          ---------          ---------

                                                (31,490)          (28,979)            (6,926)           (11,776)
                                              ---------         ---------          ---------          ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt                         (27)              (52)               (42)               (78)
Net proceeds of offering (note 6)                29,164            29,164                 --                 --
Share issue expenses                               (166)             (166)                --                  4
Exercise of stock options                           157               218                 --                 --
Redemption of share capital                          (1)               (3)                (1)                (7)
Resale of share capital                               5                13                  4                 18
                                              ---------         ---------          ---------          ---------

                                                 29,132            29,174                (39)               (63)
                                              ---------         ---------          ---------          ---------

CHANGE IN CASH                                     (749)           (1,172)              (385)            (2,424)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON
     CASH                                        (1,007)             (628)               609                601

CASH - BEGINNING OF PERIOD                        5,322             5,366              7,081              9,128
                                              ---------         ---------          ---------          ---------

CASH - END OF PERIOD                          $   3,566         $   3,566          $   7,305          $   7,305
                                              =========         =========          =========          =========


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


1    INTERIM FINANCIAL INFORMATION

     The financial information as at February 29, 2004, and for the three and six-month periods ended February 28, 2003 and February 29, 2004, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles in Canada have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

     These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements, except for changes as described in note 2. All disclosures required for annual financial statements have not been included in these financial statements. These interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements.

     Certain comparative figures have been reclassified to conform to the current periods' presentation.


2    NEW ACCOUNTING STANDARDS AND PRONOUNCEMENTS

     On September 1, 2003, the company implemented the documentation required by Accounting Guideline 13 of the Canadian Institute of Chartered Accountants
     (CICA) handbook, "Hedging Relationship", which concerns the identification, designation and effectiveness of its forward exchange contracts for the purposes of applying hedge accounting. Consequently, the company's forward exchange contracts, which are used to hedge anticipated US-dollar denominated sales, continue to qualify for hedge accounting; foreign exchange translation gains and losses on these contracts continue to be recognized as an adjustment of the revenue when the sales are recorded.

     On September 1, 2003, the company prospectively adopted the amendments made to handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments". These amendments require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, using a fair value-based method. During the three months ended November 30, 2003 and February 29, 2004, the company granted 60,000 and 274,000 stock options to its employees, respectively. The aggregate fair value of these stock options amounts to $662,000. The corresponding stock-based compensation costs were amortized using the graded vesting method, resulting in stock-based compensation costs of $84,000 and $89,000 for the three months and the six months ended February 29, 2004, respectively.

     The company is required to disclose pro forma information with respect to net loss and net loss per share as if stock-based compensation costs were recognized in the financial statements using the fair value-based method for options granted in fiscal 2003. However, if the fair value-based method had been used to account for these costs, there would have been no significant differences in the net loss and net loss per share figures, compared to the net loss and net loss per share figures on a pro forma basis. Consequently, no pro forma information is provided in these interim consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     The fair value of options granted in fiscal 2004 was estimated using the Black-Scholes options valuation model with the following weighted average assumptions:

                                                       THREE MONTHS ENDED        SIX MONTHS ENDED
                                                        FEBRUARY 29, 2004        FEBRUARY 29, 2004
                                                       ------------------        -----------------
                                                                       (UNAUDITED)
    Risk-free interest rate                                       3.01%                    3.03%
    Expected volatility                                            101%                     101%
    Dividend yield                                                  Nil                      Nil
    Expected life                                             53 months                51 months

     In July 2003, the CICA issued handbook sections 1100 and 1400, "Generally Accepted Accounting Principles" and "General Standards of Financial Statements Presentation", which are effective for fiscal years beginning on or after October 1, 2003. Among other things, these new sections define generally accepted accounting principles (GAAP), establish the relative authority of various types of CICA Accounting Standards Board pronouncements and clarify the role of "industry practice" in applying GAAP. The company will adopt these new standards on September 1, 2004 and it does not expect significant impacts on its financial statements.


3    INVENTORIES

                                                              AS AT                    AS AT
                                                           FEBRUARY 29,              AUGUST 31,
                                                               2004                     2003
                                                           -----------               ---------
                                                           (UNAUDITED)
      Raw materials                                        $     8,302               $   8,188
      Work in progress                                           1,772                   1,022
      Finished goods                                             6,995                   6,392
                                                           -----------               ---------
                                                           $    17,069               $  15,602
                                                           ===========               =========


4    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                              AS AT                    AS AT
                                                           FEBRUARY 29,              AUGUST 31,
                                                               2004                     2003
                                                           -----------               ---------
                                                           (UNAUDITED)

      Trade                                                $     4,827               $   4,227
      Salaries and social benefits                               3,020                   3,462
      Warranty (note 5)                                            348                     687
      Tax on capital                                               685                     381
      Restructuring charges                                      1,374                   2,468
      Other                                                      1,028                     801
                                                           -----------               ---------
                                                           $    11,282               $  12,026
                                                           ===========               =========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     The following table summarizes the changes in the restructuring charges payable since August 31, 2003:

                                            BALANCE AS AT                              FOREIGN CURRENCY          BALANCE AS AT
                                          AUGUST 31, 2003            PAID          TRANSLATION ADJUSTMENT    FEBRUARY 29, 2004
                                        --------------------    --------------     -----------------------    ------------------
                                                                              (UNAUDITED)
    Severance expenses                  $            1,233      $       (943)      $                  56      $            346
    Exited leased facilities                           872              (196)                         53                   729
    Other                                              363               (80)                         16                   299
                                        --------------------    --------------     -----------------------    ------------------

                                        $            2,468      $     (1,219)      $                 125      $          1,374
                                        --------------------    --------------     -----------------------    ------------------


5    WARRANTY

     The company offers its customers warranties of one to three years, depending on the specific product and terms of the customer purchase agreement. The company's typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to original warranties are accrued at the time of shipment, based upon estimates of expected rework rates and warranty costs to be incurred. Costs associated with extended warranties are charged to expense as incurred. Revenue for these extended warranties is recognized on a straight-line basis over the warranty period.

     The following table summarizes the changes in the warranty provision since August 31, 2003:

                               BALANCE AS AT                                        FOREIGN CURRENCY           BALANCE AS AT
                             AUGUST 31, 2003        ISSUED        SETTLED        TRANSLATION ADJUSTMENT      FEBRUARY 29, 2004
                            ------------------     ----------    -----------    -------------------------    -------------------
                                                                        (UNAUDITED)
    Warranty                $             687            202          (564)                      23          $             348


6    SHARE CAPITAL

     On February 12, 2004, pursuant to a Canadian public offering, the company issued 5,200,000 subordinate voting shares for net proceeds of $29,164,000 (Cdn$38,438,400), after deduction of underwriting commission of $1,215,000.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


7     NET RESEARCH AND DEVELOPMENT EXPENSES

                                             THREE MONTHS       SIX MONTHS        THREE MONTHS        SIX MONTHS
                                                 ENDED             ENDED              ENDED              ENDED
                                          FEBRUARY 29, 2004  FEBRUARY 29, 2004  FEBRUARY 28, 2003  FEBRUARY 28, 2003
                                          -----------------  -----------------  -----------------  -----------------
                                                       (UNAUDITED)                          (UNAUDITED)
      Gross research and development
          expenses                            $   4,286         $   7,859          $   4,415          $   8,622
      Research and development tax
          credits and grants                       (794)           (1,538)              (927)            (1,823)
                                              ---------         ---------          ---------          ---------

                                              $   3,492         $   6,321          $   3,488          $   6,799
                                              =========         =========          =========          =========

8    INCOME TAXES

     During the three months ended November 30, 2003, the company recorded $1,406,000 for the non-recurring recovery of income taxes paid in previous periods following the receipt of a tax assessment during that period.

     Furthermore, considering current market conditions and because the company recorded operating losses for the current six-month period and for the last two fiscal years, the company has recorded a full valuation allowance against future income tax assets on deductible temporary differences, tax losses carried forward and tax deductions. This causes its income tax recovery to be distorted in relation to its pre-tax accounting income.

9    CONTINGENCY

     On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company's registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after market at pre-determined prices.

     On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and, also filed an amended

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     complaint containing allegations specific to four of the company's underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and
     (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company's registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company's stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

     In July 2002, the issuers filed a motion to dismiss the plaintiffs' amended complaint and judgment was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

     On June 26, 2003, the Plaintiff's Executive Committee announced that a proposed settlement between the issuers and their directors and officers and the plaintiffs had been structured. A Memorandum of Understanding ("MOU") to settle the plaintiffs' claims against the issuers and their directors and officers has now been approved as to form and the process of obtaining approval by all parties to the MOU is now underway. The parties will be required to prepare many documents necessary to consummate the settlement, which will be submitted to the Court for preliminary approval. Final approval will be required by the Court following notice to class members and a fairness hearing. If this tentative settlement is successfully finalized, the company and the individual defendants will be released from the litigation. Any direct financial impact of the proposed settlement is expected to be borne by the company's insurance carriers.

     Since the settlement process is subject to a fairness hearing and final court approval, it is possible that it could fail. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as of February 29, 2004.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


10   LOSS PER SHARE

     The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

                                             THREE MONTHS       SIX MONTHS        THREE MONTHS        SIX MONTHS
                                                 ENDED             ENDED              ENDED              ENDED
                                          FEBRUARY 29, 2004  FEBRUARY 29, 2004  FEBRUARY 28, 2003  FEBRUARY 28, 2003
                                          -----------------  -----------------  -----------------  -----------------
                                                       (UNAUDITED)                          (UNAUDITED)
      Basic weighted average number of
          shares outstanding (000's)             64,129            63,594             62,998             62,678
      Dilutive effect of stock options
          (000's)                                   551               504                293                236
      Dilutive effect of restricted stock
          awards (000's)                             92               119                145                180
                                                 ------            ------             ------             ------

      Diluted weighted average number of
          shares outstanding (000's)             64,772            64,217             63,436             63,094
                                                 ======            ======             ======             ======

      Stock options excluded from the
          calculation of diluted weighted
          average number of shares because
          their exercise price was greater
          than the average market price of
          the common shares (000's)               2,085             2,028              2,684              2,630
                                                  =====             =====              =====              =====

     The diluted loss per share for the periods ended February 28, 2003 and February 29, 2004, was the same as the basic loss per share since the dilutive effect of stock options and restricted stock awards should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted loss per share for those periods was calculated using the basic weighted average number of shares outstanding.

11   SEGMENT INFORMATION

     In September 2003, the company reorganized its business under two reportable segments: Telecom Division and Photonics and Life Sciences Division. The Telecom Division meets the physical-, optical- and protocol-layer test and measurement needs of network service providers, system vendors and component manufacturers throughout the global telecommunications industry. The Photonics and Life Sciences Division mainly leverages developed and acquired technologies for high-tech industrial manufacturing and research markets.

     EXFO's President and Chief Executive Officer ("CEO") has been identified as the chief operating decision-maker in assessing the performance of the two segments and the allocation of resources to the segments. Each reportable segment is managed separately. Earnings (loss) from operations represent the primary measure used by the CEO in assessing performance of the reportable segments. The accounting policies of the reportable segments are the same as those applied in the consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     Until August 31, 2003, the company was organized under one reportable segment, being the development, manufacturing and marketing of fiber-optic test, measurement and monitoring solutions for the global telecommunications industry.

     The following tables present information by segment:

                                      THREE MONTHS ENDED FEBRUARY 29, 2004              SIX MONTHS ENDED FEBRUARY 29, 2004
                                  ---------------------------------------------    ----------------------------------------------
                                                  PHOTONICS                                         PHOTONICS
                                                   AND LIFE                                         AND LIFE
                                   TELECOM         SCIENCES                         TELECOM         SCIENCES
                                   DIVISION        DIVISION          TOTAL          DIVISION        DIVISION           TOTAL
                                  -----------    -------------    -------------    -----------    --------------    -------------
                                                  (UNAUDITED)                                      (UNAUDITED)
    Sales                         $   13,340     $      3,540     $     16,880     $   25,482     $      7,360      $     32,842
    Loss from operations          $   (2,464)    $     (1,021)    $     (3,485)    $   (4,844)    $     (1,786)     $     (6,630)
    Unallocated items:
    Interest and other income                                              514                                               670
    Foreign exchange gain (loss)                                           427                                               (43)
                                                                  -------------                                     -------------

    Loss before income taxes                                            (2,544)                                           (6,003)
      Income taxes                                                         341                                            (1,110)
                                                                  -------------                                     -------------

    Net loss for the period                                       $     (2,885)                                     $     (4,893)
                                                                  =============                                     =============

     Comparative information for the loss from operations is not provided for each reportable segment because this information is not available and is impracticable to determine.

                                  THREE MONTHS ENDED FEBRUARY 28, 2003                 SIX MONTHS ENDED FEBRUARY 28, 2003
                             ------------------------------------------------    -----------------------------------------------
                                                PHOTONICS                                           PHOTONICS
                                                 AND LIFE                                           AND LIFE
                               TELECOM           SCIENCES                          TELECOM          SCIENCES
                               DIVISION          DIVISION          TOTAL           DIVISION         DIVISION           TOTAL
                             --------------    -------------    -------------    -------------    --------------    ------------
                                               (UNAUDITED)                                         (UNAUDITED)

    Sales                       $     11,733     $      3,020     $     14,753   $     25,937     $      6,564      $    32,501

                                                                                                                  AS AT
                                                                                          AS AT                AUGUST 31,
                                                                                    FEBRUARY 29, 2004             2003
                                                                                  ----------------------  ----------------------
                                                                                                   (UNAUDITED)
      TOTAL ASSETS
          Telecom Division                                                        $           59,754      $           61,783
          Photonics and Life Sciences Division                                                22,536                  25,081
          Unallocated assets                                                                  89,440                  59,390
                                                                                  ----------------------  ----------------------
                                                                                  $          171,730      $          146,254
                                                                                  ======================  ======================

     Unallocated assets are comprised of short-term investments and income taxes and tax credits recoverable.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


12   DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

     These interim consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. Note 20 to the company's most recent annual consolidated financial statements describes the significant differences between Canadian and U.S. GAAP that affect the company. This note describes the additional significant changes that have occurred since the most recent consolidated annual financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim consolidated financial statements.

     RECONCILIATION OF NET LOSS TO CONFORM WITH U.S. GAAP

                                              THREE MONTHS       SIX MONTHS        THREE MONTHS        SIX MONTHS
                                                  ENDED             ENDED              ENDED              ENDED
                                           FEBRUARY 29, 2004  FEBRUARY 29, 2004  FEBRUARY 28, 2003  FEBRUARY 28, 2003
                                           -----------------  -----------------  -----------------  -----------------
                                                       (UNAUDITED)                          (UNAUDITED)
      Net loss for the period in accordance
          with Canadian GAAP                    $ (2,885)         $ (4,893)         $  (4,246)          $ (6,404)
      Stock-based compensation costs
          related to stock option plan                42               140                 (2)               (55)
      Stock-based compensation costs
          related to stock purchase plan             (60)             (121)               (69)              (140)
      Stock-based compensation costs
          related to restricted stock award
          plan                                       (21)             (194)              (221)              (568)
      Unrealized gains (losses) on forward
          exchange contracts                   a)   (346)              255                 --                 --
      Amortization of intangible assets               --                --                239                478
      Future income taxes on amortization
          of intangible assets                        --                --                (80)              (160)
                                                --------          --------          ---------           --------

      Net loss for the period in accordance
          with U.S. GAAP                          (3,270)           (4,813)            (4,379)            (6,849)

      Other comprehensive income (loss)
          Foreign currency translation
               adjustment                         (4,266)            3,348              7,195              6,594
                                                --------          --------          ---------           --------

      Comprehensive income (loss)               $ (7,536)         $ (1,465)         $   2,816           $   (255)
                                                ========          ========          =========           ========

      Basic and diluted net loss per share
          in accordance with U.S. GAAP          $  (0.05)         $  (0.08)         $   (0.07)          $  (0.11)

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     SHAREHOLDERS' EQUITY

     As a result of the aforementioned adjustments to net loss and other comprehensive income (loss), significant differences with respect to shareholders' equity under U.S. GAAP are as follows:


     SHARE CAPITAL

                                                                                   AS AT          AS AT
                                                                                FEBRUARY 29,   AUGUST 31,
                                                                                   2004           2003
                                                                                -----------    ---------
                                                                                (UNAUDITED)
      Share capital in accordance with Canadian GAAP                            $   521,668    $  492,452
      Stock-based compensation costs related to stock purchase plan
          Current period                                                                (26)          (75)
          Cumulative effect of prior periods                                          2,403         2,478
      Reclassification from other capital upon exercise of
          restricted stock awards
          Current period                                                              1,544         1,582
          Cumulative effect of prior periods                                          4,852         3,270
      Shares issued upon business combinations
          Cumulative effect of prior periods                                         65,584        65,584
                                                                                -----------    ---------

      Share capital in accordance with U.S. GAAP                                $   596,025    $  565,291
                                                                                ===========    ==========


     DEFERRED STOCK-BASED COMPENSATION COSTS

                                                                                   AS AT          AS AT
                                                                                FEBRUARY 29,   AUGUST 31,
                                                                                   2004           2003
                                                                                -----------    ---------
                                                                                (UNAUDITED)
      Deferred stock-based compensation costs in accordance with Canadian
          GAAP                                                                  $        --    $       --
      Stock-based compensation costs related to stock-based compensation plans
          Current period                                                               (662)           --
          Cumulative effect of prior periods                                         (1,278)       (2,867)
      Amortization for the period                                                       562         1,483
      Reduction of stock-based compensation costs for the period upon
          departure of employees                                                         27           106
                                                                                -----------    ---------

      Deferred stock-based compensation costs in accordance with U.S. GAAP      $    (1,351)   $   (1,278)
                                                                                ===========    ==========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     OTHER CAPITAL

                                                                                   AS AT          AS AT
                                                                                FEBRUARY 29,   AUGUST 31,
                                                                                   2004           2003
                                                                                -----------    ---------
                                                                                (UNAUDITED)
      Other capital in accordance with Canadian GAAP                            $        --    $       --
      Stock-based compensation costs related to stock-based compensation plans
          Current period                                                                662            --
          Cumulative effect of prior periods                                         10,281        10,963
      Reduction of stock-based compensation costs upon departure of employees          (299)         (682)
      Reclassification to share capital upon exercise of restricted stock awards
          Current period                                                             (1,544)       (1,582)
          Cumulative effect of prior periods                                         (4,852)       (3,270)
                                                                                -----------    ---------

      Other capital in accordance with U.S. GAAP                                $     4,248    $    5,429
                                                                                ===========    ==========

     DEFICIT

                                                                                   AS AT          AS AT
                                                                                FEBRUARY 29,   AUGUST 31,
                                                                                   2004           2003
                                                                                -----------    ---------
                                                                                (UNAUDITED)
      Deficit in accordance with Canadian GAAP                                  $  (376,681)   $ (371,788)
      Stock-based compensation costs related to stock-based compensation plans
          Current period                                                               (175)         (832)
          Cumulative effect of prior periods                                        (11,406)      (10,574)
      Unrealized gains on forward exchange contracts, net of related future income taxes
          Current period                                                                255         1,102
          Cumulative effect of prior periods                                          1,451           349
      Change in reporting currency
          Cumulative effect of prior periods                                          1,016         1,016
      Future income taxes on acquired in-process research and development
          Cumulative effect of prior periods                                         (1,380)       (1,380)
      Amortization of intangible assets
          Current period                                                                 --           832
          Cumulative effect of prior periods                                          1,071           239
      Future income taxes on amortization of intangible assets
          Current period                                                                 --          (279)
          Cumulative effect of prior periods                                           (359)          (80)
      Write-down of goodwill and intangible assets
          Current period                                                                 --         6,178
          Cumulative effect of prior periods                                        (56,379)      (62,557)
      Future income taxes on write-down of intangible assets
          Cumulative effect of prior periods                                          1,154         1,154
      Valuation allowance on future income tax assets
          Current period                                                                 --          (252)
          Cumulative effect of prior periods                                           (252)           --
      Amortization of goodwill
          Cumulative effect of prior periods                                        (17,716)      (17,716)
                                                                                -----------    ---------

      Deficit in accordance with U.S. GAAP                                      $  (459,401)   $ (454,588)
                                                                                ===========    ==========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                                                   AS AT          AS AT
                                                                                FEBRUARY 29,   AUGUST 31,
                                                                                   2004           2003
                                                                                -----------    ---------
                                                                                (UNAUDITED)
      Foreign currency translation adjustment
      Balance - Beginning of period                                             $     6,104    $   (9,870)
      Change during the period                                                        3,348        15,974
                                                                                -----------    ---------

      Balance - End of period                                                   $     9,452    $    6,104
                                                                                ===========    ==========

     BALANCE SHEETS

     The following table summarizes the significant differences in balance sheet items between Canadian GAAP and U.S. GAAP:

                                                      AS AT FEBRUARY 29, 2004                   AS AT AUGUST 31, 2003
                                               --------------------------------------- ----------------------------------------
                                                  AS REPORTED          U.S. GAAP          AS REPORTED           U.S. GAAP
                                                            (UNAUDITED)
      Goodwill
          Cost                                 $         93,199    $        102,384    $         89,721    $        101,397
          Accumulated amortization                      (75,127)            (93,259)            (72,048)            (92,610)
                                               ------------------- ------------------- ------------------- --------------------
                                               $         18,072    $          9,125    $         17,673    $          8,787
                                               =================== =================== =================== ====================
      Shareholders' equity
          Share capital                        $        521,668    $        596,025    $        492,452    $        565,291
          Deferred stock-based
               compensation costs                            --              (1,351)                 --              (1,278)
          Other capital                                      --               4,248                  --               5,429
          Contributed surplus                             1,618               1,529               1,519               1,519
          Cumulative translation
               adjustment                                11,083                  --               7,643                  --
          Deficit                                      (376,681)           (459,401)           (371,788)           (454,588)
          Accumulated other
               comprehensive income                          --               9,452                  --               6,104
                                               ------------------- ------------------- ------------------- --------------------
                                               $        157,688    $        150,502    $        129,826    $        122,477
                                               =================== =================== =================== ====================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     STATEMENTS OF CASH FLOWS

     For the periods ended February 28, 2003 and February 29, 2004, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

     RECONCILIATION ITEM

     a)  Forward exchange contracts

         On September 1, 2003, the company implemented the documentation required by Accounting Guideline 13 of the CICA handbook "Hedging Relationship" for the identification, designation and effectiveness of its forward exchange contracts, for the purposes of applying hedge accounting, as described in note 2.

         With this documentation in place, the forward exchange contracts entered into by the company after September 1, 2003 will qualify for hedge accounting treatment under U.S. GAAP. Consequently, under U.S. GAAP, changes in the fair value of these contracts will be charged to other comprehensive income. However, changes in the fair value of contracts entered into prior to September 1, 2003 continue to be charged to the statements of earnings. Since September 1, 2003, the company did not enter into new forward exchange contracts. Under Canadian GAAP, foreign exchange translation gains and losses on contracts entered into either before or after September 1, 2003, are recognized as an adjustment of the revenue when the sales are recorded.

     NEW ACCOUNTING STANDARD

     On September 1, 2003, the company prospectively adopted Statement of Financial Accounting Standard (SFAS) 123, "Accounting for Stock-Based Compensation", under the revised transition provisions of SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". Upon the adoption of SFAS 123 and SFAS 148, the company recognized stock-based compensation costs for stock options granted to employees since September 1, 2003, using the fair value-based method. The company adopted this Statement in order to conform to the newly adopted rules under Canadian GAAP, as described in note 2. As a result of the adoption of the fair value-based method, the accounting for stock-based compensation under Canadian GAAP and U.S. GAAP is the same.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         THIS DISCUSSION AND ANALYSIS MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND WE INTEND THAT SUCH FORWARD- LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBORS CREATED THEREBY. FORWARD-LOOKING STATEMENTS ARE STATEMENTS OTHER THAN HISTORICAL INFORMATION OR STATEMENTS OF CURRENT CONDITION. WORDS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "INTEND," "COULD," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. IN ADDITION, ANY STATEMENTS THAT REFER TO EXPECTATIONS, PROJECTIONS OR OTHER CHARACTERIZATIONS OF FUTURE EVENTS OR CIRCUMSTANCES ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING ECONOMIC UNCERTAINTY, CAPITAL SPENDING LEVELS IN THE TELECOMMUNICATIONS AND HIGH-TECH INDUSTRIAL MANUFACTURING SECTORS, FLUCTUATING EXCHANGE RATES AND OUR ABILITY TO EXECUTE IN THESE UNCERTAIN CONDITIONS; THE EFFECTS OF THE ADDITIONAL ACTIONS WE HAVE TAKEN IN RESPONSE TO SUCH ECONOMIC UNCERTAINTY (INCLUDING WORKFORCE REDUCTIONS, ABILITY TO QUICKLY ADAPT COST STRUCTURES TO ALIGN WITH ANTICIPATED LEVELS OF BUSINESS, ABILITY TO MANAGE INVENTORY LEVELS TO ADAPT TO SLOWDOWNS); MARKET ACCEPTANCE OF OUR NEW PRODUCTS AND OTHER UPCOMING PRODUCTS; LIMITED VISIBILITY WITH REGARDS TO CUSTOMER ORDERS AND THE TIMING OF SUCH ORDERS; OUR ABILITY TO SUCCESSFULLY INTEGRATE OUR ACQUIRED AND TO-BE-ACQUIRED BUSINESSES; OUR ABILITY TO SUCCESSFULLY REALIGN OUR STRATEGIC BUSINESS PLAN; THE RETENTION OF KEY TECHNICAL AND MANAGEMENT PERSONNEL; ABILITY TO NEGOTIATE THE RENEWAL OF OUR COLLECTIVE BARGAIN AGREEMENT; AND FUTURE ECONOMIC, COMPETITIVE AND MARKET CONDITIONS. ASSUMPTIONS RELATING TO THE FOREGOING INVOLVE JUDGMENTS AND RISKS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND OUR CONTROL. OTHER RISK FACTORS THAT MAY AFFECT OUR FUTURE PERFORMANCE AND OUR OPERATIONS ARE DETAILED IN OUR ANNUAL REPORT ON FORM 20-F AND OUR OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES COMMISSION. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE BASED ON INFORMATION CURRENTLY AVAILABLE TO US, WE CANNOT ASSURE YOU THAT THE EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. ACCORDINGLY, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. IN ANY EVENT, THESE STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS DOCUMENT. WE UNDERTAKE NO OBLIGATION TO REVISE OR UPDATE ANY OF THEM TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS DOCUMENT.

         ALL DOLLAR AMOUNTS ARE EXPRESSED IN US DOLLARS, EXCEPT AS OTHERWISE NOTED.


INDUSTRY OVERVIEW

         Network service providers (NSPs), the first link in the global telecommunications supply chain, had continuously reduced their capital expenditure (CAPEX) budgets for almost three years. However, during the last six months some measure of relative stability appeared in the marketplace. Initial evidence suggested that our 11% quarter-over-quarter sales increase in the first quarter ended November 30, 2003, was largely due to year-end budget flush-outs on the part of NSPs. A subsequent 6% sales increase (14% year-over-year) in the second quarter ended February 29, 2004--which historically has been a challenging quarter due to delays in NSP budget approvals and the holiday season--pointed toward continued budget flush outs in December and market-share gains in a more stable environment. Despite this relative stability, we believe that NSPs dedicated a certain amount of their global CAPEX budgets to growth pockets like fiber-to-the-premises (FTTP) networks at the expense of other segments of capital spending.

         This relative stability in CAPEX spending was witnessed in multiple segments of the global telecommunications industry. System manufacturers benefited from NSP demand for metro and access networks, especially with initial deployments of FTTP networks. Component vendors, who had been hardest hit by the downturn, still represent a depressed end-market for EXFO's product lines due to scarce demand for new types of optical components for next-generation optical networks. Some test and measurement equipment vendors, whose products enable customers to reduce both CAPEX and operating expenses (OPEX), attracted the attention of NSPs and system manufacturers, especially ones offering test solutions for FTTP applications.


COMPANY OVERVIEW

         We recognized revenue for existing products used in FTTP applications during the second quarter and continue working with lead customers to develop solutions that enable efficient network deployments along the last mile. Although it is too early to forecast the size of this new end-market, we have positioned ourselves as an early technology provider for FTTP testing and established ourselves as an authority through the latest publication entitled "FTTX PON GUIDE: TESTING PASSIVE OPTICAL NETWORKS."

         We introduced seven new products in the second quarter of fiscal 2004, including a new line of handheld test instruments that specifically target the emerging demand for FTTP deployments as well as our new Packet Blazer TM Ethernet module, a new protocol-based solution for central offices. In the first quarter of 2004, we also introduced seven new products, including the 10+ Gigabit Multi-Rate Transceiver with deep channelization and mixed payload concatenations for next-generation optical networks.

         In addition, during the second quarter of fiscal 2004, we successfully closed the public offering of 5.2 million subordinate voting shares to a syndicate of Canadian-based underwriters for net proceeds of $29.2 million (Cdn$38.4 million). As a result, we had $85.8 million in cash at the end of this quarter.

         Furthermore, we are consolidating our protocol-layer activities in Montreal to increase efficiency and optimize cost structure.

         In addition, with cash flows from operating activities of $1.6 million in the second quarter of 2004, we met one of our four strategic annual objectives, which consisted of maintaining a sound financial position.

         Finally, our collective bargaining agreement with our unionized manufacturing employees in Quebec City, Canada, expired on February 28, 2004, and negotiation process is currently underway.


NEW BUSINESS STRUCTURE

         At the beginning of fiscal 2004, we reorganized our business under two new divisions: Telecom Division and Photonics and Life Sciences Division. Our objectives behind this reorganization were to simplify our business model, adopt a market approach rather than a product approach and increase accountability throughout the organization. Our Telecom Division, which consists of former Portable and Monitoring and telecom-related Industrial and Scientific product lines, meets the physical-, optical- and protocol-layer test and measurement needs of NSPs, system vendors and component manufacturers throughout the global telecommunications industry. Our Photonics and Life Sciences Division, which includes previous non-telecom Industrial and Scientific product lines, mainly leverages developed and acquired technologies for diverse high-tech industrial manufacturing and research markets.

         This simplified business structure - with respective sales, marketing, manufacturing, research and development and management teams for each division - enables us to better serve our diverse customer base and maximize shareholder value.

         EXFO's President and Chief Executive Officer ("CEO"), as the chief operating decision-maker, assesses the performance of the two segments and allocates resources to the segments. Earnings (loss) from operations represent the primary measure used by the CEO in assessing performance of the reportable segments. Please refer to note 11 to our interim consolidated financial statements for detailed segment information.

         Until August 31, 2003, the company was organized under one reportable segment; that is the development, manufacturing and marketing of fiber-optic test, measurement and monitoring solutions for the global telecommunications industry.

         As part of this reorganization and consistent with our overall business strategy, we are continuously reviewing our various assets. As part of this review, we are presently assessing the potential divestiture of certain assets of our Photonics and Life Sciences Division. There can be no assurance that we will complete any such transaction.


OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

         For a complete description of our strategy and the related key performance indicators as well as our capabilities to deliver results, please refer to the corresponding sections in our most recent annual report filed with the securities commissions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         For a complete description of our critical accounting policies and estimates, please refer to the critical accounting policies and estimates in our most recent annual report filed with the securities commissions. The following details the changes in critical accounting policies that have occurred since our most recent annual report:

         HEDGING RELATIONSHIP. On September 1, 2003, we implemented the documentation required by Accounting Guideline 13 of the Canadian Institute of Chartered Accountants (CICA) handbook, "Hedging Relationship", which concerns the identification, designation and effectiveness of our forward exchange contracts for the purposes of applying hedge accounting. Consequently, our forward exchange contracts, which are used to hedge anticipated US-dollar denominated sales, continue to qualify for hedge accounting; foreign exchange translation gains and losses on these contracts continue to be recognized as an adjustment of the revenue when the sales are recorded.

         STOCK-BASED COMPENSATION COSTS. On September 1, 2003, we prospectively adopted the amendments made to handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments". These amendments require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, using a fair value-based method. The fair value-based method involves significant subjective assumptions such as the expected volatility of our stocks and the expected life of the options. During the first and second quarter of fiscal 2004, we granted 60,000 and 274,000 stock options to our employees, respectively. The aggregate fair value of these stock options amounted to $662,000. The corresponding stock-based compensation costs were amortized using the graded vesting method, resulting in stock-based compensation costs of $84,000 and $89,000 for the three months and the six months ended February 29, 2004, respectively. Most of these costs have been recorded in selling and administrative expenses and research and development expenses in the statements of earnings.

RESULTS OF OPERATIONS

         The following discussion and analysis of our consolidated financial condition and results of operations for the three months and six months ended February 28, 2003 and for the three months and six months ended February 29, 2004 should be read in conjunction with our interim consolidated financial statements and the related notes thereto. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which conform in all material respects with United States generally accepted accounting principles (U.S. GAAP), except as described in note 12 to our interim consolidated financial statements. The following table sets forth interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

                                                    THREE MONTHS    THREE MONTHS      SIX MONTHS      SIX MONTHS
                                                       ENDED           ENDED            ENDED           ENDED
                                                    FEBRUARY 29,    FEBRUARY 28,      FEBRUARY 29,   FEBRUARY 28,
                                                        2004            2003            2004             2003
                                                   --------------- ---------------- --------------- ----------------
                                                             (UNAUDITED)                      (UNAUDITED)
 Sales                                             $    16,880     $    14,753      $     32,842    $     32,501
 Cost of sales (1)                                       7,528           7,939            15,343          15,970
                                                   --------------- ---------------- --------------- ----------------
 Gross margin                                            9,352           6,814            17,499          16,531
                                                   --------------- ---------------- --------------- ----------------

 Operating expenses
      Selling and administrative (1)                     6,759           6,641            12,616          13,903
      Net research and development                       3,492           3,488             6,321           6,799
      Amortization of property, plant and
          equipment (1)                                  1,295           1,296             2,616           2,568
      Amortization of intangible assets (1)              1,291           1,474             2,576           2,908
                                                   --------------- ---------------- --------------- ----------------
 Total operating expenses                               12,837          12,899            24,129          26,178
                                                   --------------- ---------------- --------------- ----------------

 Loss from operations                                   (3,485)         (6,085)           (6,630)         (9,647)
 Interest and other income                                 514             294               670             550
 Foreign exchange gain (loss)                              427            (737)              (43)           (710)
                                                   --------------- ---------------- --------------- ----------------

 Loss before income taxes                               (2,544)         (6,528)           (6,003)         (9,807)
 Income tax                                                341          (2,282)           (1,110)         (3,403)
                                                   --------------- ---------------- --------------- ----------------

 Net loss for the period                           $    (2,885)    $    (4,246)     $     (4,893)   $     (6,404)
                                                   =============== ================ =============== ================

 Basic and diluted net loss per share              $     (0.04)    $     (0.07)     $     (0.08)    $     (0.10)

 OTHER STATEMENTS OF EARNINGS DATA:
 Segment information:
      Sales:
          Telecom Division                         $    13,340     $    11,733      $     25,482    $     25,937
          Photonics and Life Sciences Division           3,540           3,020             7,360           6,564
                                                   --------------- ---------------- --------------- ----------------

                                                   $    16,880     $    14,753      $     32,842    $     32,501
                                                   =============== ================ =============== ================

      Loss from operations: (2)
          Telecom Division                         $    (2,464)    $        --      $     (4,844)   $         --
          Photonics and Life Sciences Division          (1,021)             --            (1,786)             --
                                                   --------------- ---------------- --------------- ----------------

                                                   $    (3,485)    $        --      $     (6,630)   $         --
                                                   =============== ================ =============== ================
 Research and development data:
      Gross research and development               $     4,286     $     4,415      $      7,859    $      8,622
      Net research and development                 $     3,492     $     3,488      $      6,321    $      6,799

(1) Certain comparative figures have been reclassified to conform to the current year's presentation.
(2) Comparative segment information for the loss from operations is not available and is impracticable to determine.

                                                    THREE MONTHS    THREE MONTHS      SIX MONTHS      SIX MONTHS
                                                       ENDED           ENDED            ENDED           ENDED
                                                    FEBRUARY 29,    FEBRUARY 28,      FEBRUARY 29,   FEBRUARY 28,
                                                        2004            2003            2004             2003
                                                   --------------- ---------------- --------------- ----------------
                                                             (UNAUDITED)                      (UNAUDITED)
 Sales                                                  100.0%          100.0%           100.0%          100.0%
 Cost of sales (1)                                       44.6            53.8             46.7            49.2
                                                   --------------- ---------------- --------------- ----------------
 Gross margin                                            55.4            46.2             53.3            50.8
                                                   --------------- ---------------- --------------- ----------------

 Operating expenses
      Selling and administrative (1)                     40.0            45.0             38.4            42.8
      Net research and development                       20.7            23.6             19.3            20.9
      Amortization of property, plant and
          equipment (1)                                   7.7             8.8              8.0             7.9
      Amortization of intangible assets (1)               7.6            10.0              7.8             8.9
                                                   --------------- ---------------- --------------- ----------------
 Total operating expenses                                76.0            87.4             73.5            80.5
                                                   --------------- ---------------- --------------- ----------------

 Loss from operations                                   (20.6)          (41.2)           (20.2)          (29.7)
 Interest and other income                                3.0             2.0              2.0             1.7
 Foreign exchange gain (loss)                             2.5            (5.0)            (0.1)           (2.2)
                                                   --------------- ---------------- --------------- ----------------

 Loss before income taxes                               (15.1)          (44.2)           (18.3)          (30.2)
 Income tax                                               2.0           (15.4)            (3.4)          (10.5)
                                                   --------------- ---------------- --------------- ----------------

 Net loss for the period                                (17.1)%         (28.8)%          (14.9)%         (19.7)%
                                                   =============== ================ =============== ================

 OTHER STATEMENTS OF EARNINGS DATA:
 Segment information:
      Loss from operations: (2)
          Telecom Division                              (14.6)%          --%             (14.8)%          --%
          Photonics and Life Sciences Division           (6.0)           --               (5.4)           --
                                                   --------------- ---------------- --------------- ----------------

                                                        (20.6)%          --%             (20.2)%          --%
                                                   =============== ================ =============== ================

 Research and development data:
      Gross research and development                     25.4%           29.9%            23.9%           26.5%
      Net research and development                       20.7%           23.6%            19.3%           20.9%

(1) Certain comparative figures have been reclassified to conform to the current year's presentation.

(2) Comparative segment information for the loss from operations is not available and is impracticable to determine.

SALES

THREE MONTHS ENDED FEBRUARY 29, 2004, VS. THREE MONTHS ENDED FEBRUARY 28, 2003

         For the three months ended February 29, 2004, our global sales increased 14.4% to $16.9 million from $14.8 million for the same period last year, with a 79%-21% split in favor of our Telecom Division.

TELECOM DIVISION

         For the three months ended February 29, 2004, sales of our Telecom Division increased 13.7% to $13.3 million from $11.7 million for the same period last year. In the second quarter of fiscal 2004, continued budget flush-outs in December and the relative stability in CAPEX spending helped us increase our sales in this quarter, which historically has been a challenging one due to delays in NSPs budget approvals and the holiday season. In addition, we believe that we have gained market share for our physical-layer field-testing products. Finally, we recognized revenue of existing products used for FTTP deployments in the second quarter, which increased our sales to some extent.

         Despite the increase in our Telecom sales, sales of our protocol-layer solutions remained relatively stable in dollars year-over-year and represented more than 10% of our global sales in the second quarter of 2004. Our protocol-layer activities are a key driver in ensuring our long-term growth.

PHOTONICS AND LIFE SCIENCES DIVISION

         For the three months ended February 29, 2004, sales of our Photonics and Life Sciences Division increased 17.2% to $3.5 million from $3.0 million for the same period last year. The increase in sales is due to the increased demand for our high-tech industrial manufacturing solutions, mainly our X-CITETM 120 Fluorescence Illumination System.

         Overall, for the two divisions, net accepted orders increased 51% to $17.8 million in the second quarter of fiscal 2004 from $11.8 million for the same period last year. As mentioned earlier, we benefited from continued budget flush-outs and we witnessed a relative stability in CAPEX spending. Furthermore, we benefited from an increased demand for existing products used in FTTP deployments. Our net book-to-bill ratio increased to 1.05 in the second quarter of 2004, from 0.80 year-over-year. In the previous quarter, the net book-to-bill ratio reached 1.06.

         For the upcoming quarter, we expect the sales split between the two divisions to remain in the same ranges as in the two previous quarters.

SIX MONTHS ENDED FEBRUARY 29, 2004, VS. SIX MONTHS ENDED FEBRUARY 28, 2003

         For the six months ended February 29, 2004, our global sales increased 1.0% to $32.8 million from $32.5 million for the same period last year, with a 78%-22% split in favor of our Telecom Division.

TELECOM DIVISION

         For the six months ended February 29, 2004, sales of our Telecom Division remained relatively stable at $25.5 million, compared to $25.9 million for the same period last year. In the first quarter of fiscal 2003, our sales reached $14.2 million before dropping to $11.7 million in the second quarter of that same year as we witnessed less year-end budgetary flush-outs in December 2002 and because many NSPs delayed their budget approvals passed February 2003. In fiscal 2004, we witnessed a relative stability in CAPEX spending and benefited from larger budget flush-outs in November and December 2003. Our sales have increased sequentially since the fourth quarter of fiscal 2003.

PHOTONICS AND LIFE SCIENCES DIVISION

         For the six months ended February 29, 2004, sales of our Photonics and Life Sciences Division increased 12.1% to $7.4 million from $6.6 million for the same period last year. The increase in sales is due to the increased demand for our high-tech industrial manufacturing solutions, mainly our X-CITETM 120 Fluorescence Illumination System.


GEOGRAPHIC DISTRIBUTION

         For the three months ended February 29, 2004, sales to the Americas, Europe, Middle East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 67%, 18% and 15% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 54%, 26% and 20% of global sales, respectively. During the three months ended February 29, 2004, we have benefited from an increased level of activities in the Americas, especially among the carriers. Our sales to the Americas, especially in the United States, are increasing sequentially since their significant drop in the second quarter of fiscal 2003. Our sales to the EMEA market decreased year-over-year, mainly because our sales to this market were unusually high in the second quarter of fiscal 2003. Sales to this market for the current quarter were closer to our normal level in percentage of global sales. Finally, our sales to the Asia-Pacific market decreased year-over-year. Most of the sales to this market are made through tenders, which may vary in number and significance from period to period.

         For the six months ended February 29, 2004, sales to the Americas, EMEA and APAC accounted for 66%, 17% and 17% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 63%, 21% and 16%, respectively. Sales to the Americas increased year-over-year for the above-mentioned reasons. Sales to the EMEA market decreased 16% for the above-mentioned reasons.

         We sell our products to a broad range of customers across our two divisions, including NSPs, optical component and system manufacturers, as well as high-tech industrial manufacturers and research and development laboratories. For the three months ended February 29, 2004, no customer accounted for more than 8.1% of our sales and our top three customers accounted for 16.5% of our sales for that same period. For the three months ended February 28, 2003, no customer accounted for more than 4.5% of our sales and our top three customers accounted for 12.2% of our sales the same period last year. For the six months ended February 29, 2004, no customer accounted for more than 6.8% of our sales and our top three customers accounted for 17.5% of sales for that same period. For the six months ended February 28, 2003, no customer accounted for more than 8.7% of sales and our top three customers accounted for 18.4% of our sales for that same period.

         Considering the sales level and the net book-to-bill ratio for the first half of fiscal 2004 as well as the expected market-share gain in protocol-testing and FTTP solutions, we still believe in achieving our KPI of a 10% sales growth year-over-year, in a stable or slightly declining telecommunications market.


GROSS MARGIN

         Gross margin amounted to 55.4% of sales for the three months ended February 29, 2004, compared to 46.2% for the same period last year. The increase in our gross margin can be explained by several factors. First, the rise in sales and in manufacturing operations, has undoubtedly contributed to increasing our gross margin during the quarter. Increased manufacturing activities allowed us to better absorb our fixed manufacturing costs. In addition, our cost-reduction measures and our enhanced efficiency further contributed to increase the gross margin. Finally, most of our sales to the Americas are made directly to our customers, which caused our gross margin to be higher as our sales to this market represented a larger portion of our sales year-over-year. However, the increased strength of the Canadian dollar, compared to the US dollar during the second quarter of fiscal 2004, negatively affected our gross margin to some extent as some cost of sales elements are denominated in Canadian dollars.

         Gross margin amounted to 53.3% of sales for the six months ended February 29, 2004, compared to 50.8% for the same period last year. The increase in our gross margin can be explained by the positive effects of our cost-cutting measures, our enhanced efficiency and increased manufacturing activities, which led to a better absorption of our fixed manufacturing costs. However, the increased strength of the Canadian dollar, compared to the US dollar during the first half of fiscal 2004, prevented us, to some extent, from further improving our gross margin.

         The 53.3% gross margin reached in the first half of fiscal 2004 leads us to believe that our 50% gross margin objective for fiscal 2004 will be attained. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, increased obsolescence costs, shifts in product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry.

         It should be noted that a new presentation was adopted, where certain expenses were reclassified from selling and administrative expenses to cost of sales. Consequently, comparative figures have also been reclassified, resulting in a cost of sales increase of 2.7% and 2.3% for the three and six months ended February 28, 2003, respectively, with comparable percentage of sales decreases in selling and administrative expenses for these same periods.


SELLING AND ADMINISTRATIVE

         For the three months ended February 29, 2004, selling and administrative expenses were $6.8 million, or 40.0% of sales, compared to $6.6 million, or 45.0% of sales for the same period last year. Higher sales volume in the second quarter of fiscal 2004, compared to the same period last year caused our commissions expenses to be higher. In addition, the consolidation of our protocol-layer activities in Montreal, caused a one-time charge in this quarter. Furthermore, since September 1, 2003, we account for stock-based compensation costs for awards granted to our employees, which caused our selling and administrative expenses to increase year-over-year. Finally, the increased strength of the Canadian dollar, compared to the US dollar, in the second quarter of fiscal 2004, further increased our selling and administrative expenses year-over-year, as some of our selling and administrative expenses are incurred in Canadian dollars.

         However, as a result of our restructuring plans and tight cost-control measures, we were able to mitigate the increase in our selling and administrative expenses year-over-year.

         For the six months ended February 29, 2004, selling and administrative expenses were $12.6 million, or 38.4% of sales, compared to $13.9 million, or 42.8% of sales for the same period last year. Our restructuring actions combined with tight cost-control measures contributed to lower our selling and administrative expenses year-over-year. However, several factors prevented us from further reducing these expenses in fiscal 2004. First, the increased strength of the Canadian dollar, compared to the US dollar, in the first half of fiscal 2004, caused our selling and administrative expenses to be higher. Furthermore, as mentioned above, we now account for stock-based compensation costs for awards granted to our employees, increasing our expenses. Finally, as we acquired EXFO Gnubi in October 7, 2002, this acquisition had a full-period impact during the six months ended February 29, 2004, compared to five months for the same period last year, which also contributed to higher overall selling and administrative expenses.

         Considering the challenging market conditions, we will continue to maintain our selling and administrative expenses at an acceptable level without impeding our efforts to strategically position our company, improve our sales, and provide quality service to customers. However, any further increase in the value of the Canadian dollar will negatively affect our selling and administrative expenses in the upcoming quarter.


RESEARCH AND DEVELOPMENT

         For the three months ended February 29, 2004, gross research and development expenses totaled $4.3 million, or 25.4% of sales, compared to $4.4 million, or 29.9% of sales for the same period last year. During the second quarter of fiscal 2004, we increased our investments in research and development in our Telecom Division, especially for protocol and FTTP solutions. In addition, the consolidation of our protocol-layer test activities in Montreal, caused a one-time charge in this quarter. Furthermore, the increased strength of the Canadian dollar, compared to the US dollar, in the second quarter of fiscal 2004, increased our gross research and development expenses, as most of these expenses are incurred in Canadian dollars. On the other hand, in fiscal 2004, we refocused our research and development activities in our Photonics and Life Sciences Division based on our strategy to leverage existing telecom technologies. This, combined with our restructuring actions and tight cost-control measures, contributed to the decrease of our gross research and development expenses year-over-year.

         Although we reduced our gross research and development expenses year-over-year, we still invested significantly in research and development activities in the second quarter of fiscal 2004, mainly in our Telecom Division, as we firmly believe that innovation and new product introductions are the key to gaining market share in the current economic environment and to ensuring the long-term growth and profitability of the company.

         In the second quarter of fiscal 2004, 30% of sales originated from products that have been on the market for two years or less. For the second quarter of 2003, this number reached 58% of sales. This figure is below our normal results. Quarterly fluctuations are expected;

several key products have recently passed the two-year mark and several new products will boost this figure in following quarters.

         For the three months ended February 29, 2004, tax credits and grants from the Canadian federal and provincial governments for research and development activities were $794,000, or 18.5% of gross research and development expenses, compared to $927,000, or 21.0% of gross research and development expenses for the same period last year. The decrease in our tax credits and government grants is mainly related to the decrease in our eligible gross research and development expenses in Canada, since we were entitled to similar grant programs and tax credits year-over-year.

         For the six months ended February 29, 2004, gross research and development expenses totaled $7.9 million, or 23.9% of sales, compared to $8.6 million, or 26.5% of sales for the same period last year. The decrease in gross research and development dollars and as percentage of sales year-over-year is mostly attributable to our restructuring efforts and the fact that we refocused our research and development activities in our Photonics and Life Sciences Division based on our strategy to leverage existing telecom technologies. However, it should be noted that the overall decrease in dollars was offset in part by the increased value of the Canadian dollar compared to the US dollar, year-over-year, since a large portion of our research and development expenses are denominated in Canadian dollars.

         For the six months ended February 29, 2004, tax credits and grants were $1.5 million, or 19.6% of gross research and development expenses, compared to $1.8 million, or 21.1% of gross research and development expenses for the same period last year. The decrease in our tax credits and government grants is mainly related to the decrease in our eligible gross research and development expenses in Canada, since we were also entitled to almost the same grant programs and tax credits year-over-year.

         Even though our new-product-sales percentage (34%) is below our fiscal 2004 objective for the first half of the fiscal year, we still believe that new products will represent 45% of our sales in fiscal 2004; namely, products launched over the last two years and throughout 2004. We expect to continue investing significantly in research and development in the upcoming quarters, reflecting our focus on innovation, our desire to gain market share and our goal to exceed customer needs and expectations.


AMORTIZATION OF INTANGIBLE ASSETS

         For the three months and the six months ended February 29, 2004, amortization of intangible assets was $1.3 million and $2.6 million, respectively, compared to $1.5 million and $2.9 million, for the same periods last year, respectively. The decrease in the amortization expense in fiscal 2004 compared to 2003 is the result of the impairment charge recorded in the third quarter of fiscal 2003.


INTEREST AND OTHER INCOME

         For the three months and six months ended February 29, 2004, interest and other income amounted to $514,000 and $670,000, respectively, compared to $294,000 and $550,000 for the corresponding periods last year. During the second quarter of fiscal 2004, we recorded non-recurring revenue of $225,000 for the sale of a non-core technology to a third party. Without this non-recurring revenue, interest and other income would have been relatively flat year-over-year.

         We expect our interest income to increase in upcoming quarters following our public offering in this quarter.


FOREIGN EXCHANGE GAIN (LOSS)

         For the three months ended February 29, 2004, the foreign exchange gain amounted to $427,000, compared to a foreign exchange loss of $737,000 for the same period last year.

         For the six months ended February 29, 2004, the foreign exchange loss amounted to $43,000, compared to $710,000 for the same period last year.

         Foreign exchange losses and gains are the result of the translation of operating activities denominated in currencies other than the Canadian dollar. During the second quarter of fiscal 2004, the Canadian dollar value decreased significantly, as compared to the US dollar, resulting in a significant foreign exchange gain during that period. The average and the closing exchange rates for the second quarter of fiscal 2004 were Cdn$1.3163 = US$1.00 and Cdn$1.3401 = US$1.00, respectively, compare to the closing rate of the previous quarter of Cdn$1.2973 = US$1.00. In contrast, during the second quarter of fiscal 2003, the Canadian dollar value increased significantly, resulting in a significant exchange loss during that period. The average and the closing exchange rates for the second quarter of fiscal 2003 were Cdn$1.5377 = US$1.00 and Cdn$1.4871 = US$1.00, respectively, compared to the closing rate of the previous quarter of Cdn$1.5654 = US$1.00.

         During the six months ended February 29, 2004, the Canadian dollar value remained relatively stable resulting in a small exchange loss. For the same period of last year, the significant exchange loss was mainly the result of the increased strength of the Canadian dollar.

         We manage our exposure to currency risk with forward exchange contracts and operating activities, denominated in currencies other than the Canadian dollar, of our Canadian entities


INCOME TAXES

         For the three months ended February 29, 2004, we recorded a tax expense of $341,000. Since the third quarter of fiscal 2003, we recorded a full valuation allowance on our future income tax assets because it is more likely than not that these assets will not be recovered. The income tax expense recorded in the second quarter of fiscal 2004 represents income taxes payable in some specific tax jurisdictions. For the three months ended February 28, 2003, we recorded a tax recovery of $2.3 million, representing of effective income tax recovery rate of 35.0%.

         For the six months ended February 29, 2004, we recorded a tax recovery of $1.1 million mainly due to the $1.4 million non-recurring income tax recovery recorded in the first quarter of 2004. This non-recurring gain was due to the recovery, during that period, of income taxes paid in previous periods following the receipt of a tax assessment.

LIQUIDITY AND CAPITAL RESOURCES

         We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of cash and short-term investments as well as the issuance of subordinate voting shares.

         During the three months ended February 29, 2004, pursuant to a public offering in Canada, we issued 5,200,000 subordinate voting shares for a net proceeds of $29.2 million (Cdn$38.4 million) after deducting underwriting commissions of $1.2 million. The net proceeds will be used for working capital and other general corporate purposes, including potential acquisitions, although we currently have no commitments or agreements for any acquisitions. Cash flows provided by financing activities for the three months and the six months ended February 29, 2004 are attributable to the net proceeds of this offering, which amounted to $29.2 million.

         One of the four main objectives of our strategic plan for fiscal 2004 is to maintain a sound financial position. We believe that such an objective is in line with a strong cash position and working capital. As at February 29, 2004 cash and short-term investments consisted of $85.8 million, while our working capital was at $106.6 million. Our cash and short-term investments increased $28.1 million compared to November 30, 2003, mainly due to the net proceeds of our public offering of $29.2 million and cash flows from operating activities of $1.6 million. However, an unrealized foreign exchange loss of $2.3 million on cash and short-term investments partly offset that increase. The unrealized foreign exchange loss resulted from the translation in US dollars of our Canadian-dollar-denominated cash and short-term investments, and was recorded in the cumulative translation adjustment in the balance sheet. It should be noted that any decline in the Canadian dollar value compared with the US dollar, in future periods will negatively affect the value of our cash and short-term investments.

         We believe that our cash balances and short-term investments, combined with an available line of credit of $6.6 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future. However, possible additional operating losses and/or possible investment in or acquisition of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, it can be secured on satisfactory terms. Our line of credit bears interest at prime rate.

OPERATING ACTIVITIES

         Cash flows provided by operating activities were $1.6 million for the three months ended February 29, 2004, compared to $6.6 million for the same period last year. Cash flows provided by operating activities in the second quarter of fiscal 2004 were mainly the result of the decrease in some of our operating items; that is, our accounts receivable decreased by $2.1 million and our income taxes and tax credits recoverable decreased by $1.2 million. However, these positive effects on cash were offset in part by an inventory increase of $1.8 million. The decrease in our accounts receivable is directly related to the timing in our sales, which were front-end loaded during this quarter while they were backend-loaded in the previous quarter. The decrease in our income taxes and tax credits recoverable is due to the recovery, during the quarter, of income taxes and tax credits from previous periods. Finally, the timing of orders and shipments combined with the fact that the third quarter is typically a more active period, caused our work in progress and finished goods to increase.

         In the second quarter of fiscal 2004, with positive cash flows from operating activities, we met one of our four annual strategic objectives, which consisted of maintaining a sound financial position.

         Cash flows used by operating activities were $1.4 million for the six months ended February 29, 2004, compared to cash flows provided of $9.4 million for the same period last year. Cash flows used by operating activities in the first half of fiscal 2004 were mainly the result of the increase of some of our operating items; that is, income taxes and tax credits recoverable increased by $1.9 million and inventories increased by $1.0 million. The increase in our income taxes and tax credits recoverable is due to the payment, during the period, of income taxes payable for previous periods and the recognition of tax credits earned during the period but not yet recovered. The increase in our inventories is due to the timing of orders and shipments combined with the fact that the third quarter is typically a strong period. The decrease of these two items was offset in part by the net earnings after items not affecting cash of $1.3 million.

INVESTING ACTIVITIES

         Cash flows used by investing activities were $31.5 million for the three months ended February 29, 2004, compared to $6.9 million for the same period last year. In the second quarter of fiscal 2004, we acquired $31.3 million of short-term investments with the net proceeds of the second public offering completed during the quarter and cash flows provided by operating activities.

         Cash flows used by investing activities were $29.0 million for the six months ended February 29, 2004, compared to $11.8 million for the same period last year. During the first half of fiscal 2004, we acquired $28.4 million of short-term investments with the net proceeds of the public offering.


CONTINGENCY

         As discussed in note 9 to our interim consolidated financial statements, in November 2001, the company was named as a defendant in a U.S. securities class action related to its initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of EXFO's stock in the aftermarket. Even though the process is continuing in this class action, we have no significant developments to report in this quarter.


SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

SHARE CAPITAL

         As at February 29, 2004, EXFO had 37,900,000 multiple voting shares outstanding, entitling to ten votes each and 30 502 712 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

STOCK OPTION PLAN

         The aggregate number of subordinate voting shares covered by options granted under the stock option plan was 2,994,229 as at February 29, 2004. The weighted average exercise price of those stock options was $14.19 compared to the market price of $4.86 per share as at February 27, 2004. The maximum number of subordinate voting shares issuable under the plan cannot exceed 6,306,153 shares. The following table summarizes information about stock options granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at February 29, 2004:

                                                                                         WEIGHTED
                                                                    % OF ISSUED           AVERAGE
                                                                        AND              EXERCISE
                                                    NUMBER          OUTSTANDING            PRICE
                                                ---------------    ---------------     --------------
Chairman of the Board, President and CEO
(one individual)                                     150,482               5.03%       $       9.91
Board of Directors (five individuals)                181,875               6.07%       $       6.34
Management and Corporate Officers
(nine individuals)                                   326,800              10.91%       $      14.53
                                                ---------------    ---------------     --------------
                                                     659,157              22.01%       $      11.22
                                                ===============    ===============     ==============

RESTRICTED STOCK AWARD PLAN

         In addition to the stock option plan, we maintain a restricted stock award plan for some U.S.-based employees. The aggregate number of subordinate voting shares covered by restricted stock awards was 77,279 as at February 29, 2004. Each restricted stock award entitles employees to receive one subordinate voting share at a purchase price of nil.


RISKS AND UNCERTAINTIES

         Over the past few years, we have managed our business, focused on research and development of new and innovative products, prospered in international markets and closed strategic acquisitions. However, we operate in a highly competitive field that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

         The main risks and uncertainties related to the telecommunication test and measurement industry involve the rapid development of new products that have short life cycles and require extensive research and development; the difficulty of predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability. In addition, given our strategic goals for growth and competitive positioning in our industry, we are expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

         Furthermore, while some strategic acquisitions we have completed are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel.

         We are also exposed to currency risks as a result of the export of our products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts.

         The economic slowdown in our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

         For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosures documents published with securities commissions.